Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, New York 10020
September 10, 2010
VIA EDGAR AND FACSIMILE
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated
Registration Statement on Form S-11
File No. 333-149899
Dear Ms. Gowetski and Mr. Rothenberg:
     Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Carey Watermark Investors Incorporated (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Tuesday, September 14, 2010, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.
     In connection with this request for acceleration, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Kathleen L. Werner and Jenny B. Neslin, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).
Very truly yours,

Carey Watermark Investors Incorporated
By:	/s/ Thomas E. Zacharias
	Name:	Thomas E. Zacharias
	Title:	Director
Enclosures

cc:	Mark J. DeCesaris
Michael G. Medzigian, Carey Watermark Investors Incorporated
Kathleen L. Werner, Clifford Chance US LLP